Exhibit 12.1

Oshkosh Corporation

Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Fiscal Year Ended September 30,					Six Months Ended March 31,
	2009	2010	2011	2012	2013	2013	2014
Earnings
Income (loss) from continuing operations before income taxes and equity in earnings of unconsolidated affiliates	$(1,110.9)	$1,243.3	$442.1	$309.2	$445.0	$186.7	$172.5

Fixed charges (see below)	218.4	194.8	96.8	82.5	72.1	36.1	37.4

Amortization of capitalized interest	—	—	0.1	0.1	0.1	—	—

Distributed income of equity investees	—	—	—	6.5	1.5	—	—

Interest capitalized	—	(1.8)	—	—	—	—	—

Earnings before fixed charges	$(892.5)	$1,436.3	$539.0	$398.3	$518.7	$222.8	$209.9

Fixed charges
Interest expensed	199.9	158.5	85.6	69.0	61.5	30.8	27.7

Interest capitalized	—	1.8	—	—	—	—	—

Amortization of premiums, discounts and capitalized expenses related to indebtedness	13.4	28.6	5.1	7.0	4.9	2.4	6.8

Estimate of interest included within rental expense (b)	5.1	5.9	6.1	6.5	5.7	2.9	2.9

Interest associated with the probable satisfaction of guarantees of the debt of a <50%-owned entity or of an unaffiliated entity (c)	—	—	—	—	—	—	—

Total fixed charges	$218.4	$194.8	$96.8	$82.5	$72.1	$36.1	$37.4

Ratio of earnings to fixed charges (a)	—	7.4	5.6	4.8	7.2	6.2	5.6

(a)         Due to our loss for the fiscal year ended September 30, 2009, our earnings were inadequate to cover fixed charges for such period by $1,110.9 million. The deficiency was primarily a result of pre-tax, non-cash goodwill impairment charges of $1,108.0 million and $17.9 million of pre-tax, non-cash impairment charges on other long-lived assets recognized in fiscal 2009.

(b)         The estimate of interest included within rental expense is calculated using an interest rate of approximately 14% of the total rental expense.

(c)          We are party to multiple agreements whereby we guarantee indebtedness of customers the majority of which are under loss pool arrangements. We reserve amounts for estimated losses which is included in operating income. We generally have the ability to take possession of the underlying collateral. The reserves are reduced by the value of the underlying collateral. Interest associated with the satisfaction of these guarantees is not significant.